Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 80-I dated June 1, 2007	Term Sheet No. 1 to Product Supplement No. 80-I Registration Statement No. 333-130051 Dated June 1, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM due May 21, 2008

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 21, 2008*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of the level of the Dow Jones Global Titans 50 IndexSM over the term of the notes.  Investors should be willing to forgo interest and dividend payments, as well as any appreciation in the Index that would exceed the Maximum Return of 10.00%, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about June 4, 2007 and are expected to settle on or about June 7, 2007.

Key Terms

Index:	The Dow Jones Global Titans 50 IndexSM (“DJGT”) (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return.  For example, if the Index Return is greater than 10.00% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 10.00%, which entitles you to a payment at maturity of $1,100.00 for every $1,000 principal amount note.

Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $100 for each $1,000 principal amount note (or 10.00% x $1,000).
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about June 1, 2007.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	May 16, 2008*
Maturity Date:	May 21, 2008*
CUSIP:	48123JB73
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 80-I.

Investing in the Principal Protected Notes involves a number of risks.  See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 80-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 80-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 80-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $6.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note.  The actual commission received by JPMSI may be more or less than $6.50 and will depend on market conditions on the pricing date.  In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $7.50 per $1,000 principal amount note.  See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 80-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 1, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 80-I dated June 1, 2007.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 80-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 80-I dated June 1, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002288/e27499_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $100† per $1,000 principal amount note.
  † The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $100 per $1,000 principal amount note (or 10.00% x $1,000), respectively.
  DIVERSIFICATION OF THE DOW JONES GLOBAL TITANS 50 INDEXSM — The return on the notes is linked to the Dow Jones Global Titans 50 IndexSM.  The Index is composed of 50 stocks, selected from the Dow Jones World Index to reflect the performance of the world’s leading multinational companies.  See “The Dow Jones Global Titans 50 IndexSM” in the accompanying product supplement no. 80-I for additional information about the Index.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 80-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “short-term” debt instruments.  No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes.  As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.  Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 80-I dated June 1, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive.  YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 10.00%.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index.  If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero.  This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level during the latter portion of the term of the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	TS-1
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
  SOME OF THE COMPONENT STOCKS OF THE INDEX, AND THUS THE NOTES THEMSELVES, ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the closing prices of the non-U.S. stocks composing the Index are converted into U.S. dollars for the purposes of calculating the value of the Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index.  Your net exposure will depend on the extent to which the currencies of the non-U.S. stocks composing the Index strengthen or weaken against the U.S. dollar.  If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the Index will be adversely affected and the payment at maturity of the notes may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, we are currently one of the companies that make up the Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and assumes a Participation Rate of 100%, a Maximum Total Return of 10.00% and an Initial Index Level of 240.  The following results are based solely on the hypothetical example cited.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

432.00	80.00%	80.00%	$100.00	+	$1,000	=	$1,100.00
408.00	70.00%	70.00%	$100.00	+	$1,000	=	$1,100.00
384.00	60.00%	60.00%	$100.00	+	$1,000	=	$1,100.00
312.00	30.00%	30.00%	$100.00	+	$1,000	=	$1,100.00
288.00	20.00%	20.00%	$100.00	+	$1,000	=	$1,100.00
264.00	10.00%	10.00%	$100.00	+	$1,000	=	$1,100.00
258.00	7.50%	7.50%	$75.00	+	$1,000	=	$1,075.00
252.00	5.00%	5.00%	$50.00	+	$1,000	=	$1,050.00
246.00	2.50%	2.50%	$25.00	+	$1,000	=	$1,025.00
242.40	1.00%	1.00%	$10.00	+	$1,000	=	$1,010.00
240.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
216.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
192.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
168.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
144.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
120.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
96.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
72.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
48.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
24.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 240 to an Ending Index Level of 252.  Because the Ending Index Level of 252 is greater than the Initial Index Level of 240 and the Index Return of 5% multiplied by the hypothetical Participation Rate of 100% does not exceed the hypothetical Maximum Return of 10.00%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(252-240)/240] x 100%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 240 to an Ending Index Level of 192.  Because the Ending Index Level of 192 is lower than the Initial Index Level of 240, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 240 to an Ending Index Level of 288.  Because the Ending Index Level of 288 is greater than the Initial Index Level of 240 and the Index Return of 20% multiplied by the hypothetical Participation Rate of 100% is greater than the hypothetical Maximum Return of 10.00%, the Additional Amount is equal to the hypothetical Maximum Return of $100 and the final payment at maturity is equal to $1,100.00 per $1,000 principal amount note.

Historical Information

The following graph shows the historical weekly performance of the Index from January 6, 2002 through May 27, 2007.  The Dow Jones Global Titans 50 IndexSM closing level on May 31, 2007 was 241.27.  We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date.  We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the Dow Jones Global Titans 50 IndexSM	TS-3